United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Eidos Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

28249H104

(CUSIP Number)

Brian Stephenson

BridgeBio Pharma, Inc.

421 Kipling Street,

Palo Alto, CA 94301

(650) 391-9740

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons BridgeBio Pharma, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,000(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,000(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

(1)

See Items 4 and 5. Calculation of number of shares and percentage give effect to the consummation of the Initial Merger described herein, in which shares of Eidos common stock issued and outstanding immediately prior to the Effective Time were cancelled and the 1,000 shares of Globe Merger Sub I, Inc. held by BridgeBio Pharma LLC were converted into an aggregate of 1,000 shares of common stock of the Surviving Corporation (as defined below).

EXPLANATORY NOTE

This Amendment No. 9 amends the Schedule 13D (as previously amended, the “Schedule 13D”), filed with the U.S. Securities and Exchange Commission (the “SEC”) by BridgeBio Pharma, Inc. (“BridgeBio”) and its predecessor and wholly-owned subsidiary, BridgeBio Pharma LLC, relating to the common stock, par value $0.001 per share (“Eidos Common Stock”), of Eidos Therapeutics, Inc., a Delaware corporation (“Eidos”), whose principal executive offices are located at 101 Montgomery Street, Suite 2000, San Francisco, California 94104. Except as specifically set forth herein, the Schedule 13D remains unmodified.

All capitalized terms used in this Amendment No. 9 but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 26, 2021, pursuant to the Agreement and Plan of Merger, dated as of October 5, 2020 (the “Merger Agreement”), by and among BridgeBio, Eidos, Globe Merger Sub I, Inc. (“Merger Sub I”) and Globe Merger Sub II, Inc. (“Merger Sub II”), Merger Sub I merged with and into Eidos (the “Initial Merger”), with Eidos surviving the Initial Merger, and thereafter Eidos merged with and into Merger Sub II (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”), with Merger Sub II surviving the Subsequent Merger as an indirect and wholly owned subsidiary of BridgeBio under the name “Eidos Therapeutics, Inc.” (the “Surviving Corporation”).

At the Effective Time, each share of Eidos Common Stock issued and outstanding immediately prior to the Effective Time (subject to certain exceptions) was converted into the right to receive, at the election of each stockholder of Eidos, (A) 1.85 shares of BridgeBio’s common stock (“BridgeBio Common Stock”), par value $0.001 per share, or (B) $73.26 in cash. As of the Effective Time, all shares of Eidos Common Stock issued and outstanding immediately prior to the Effective Time were cancelled, and all shares of Merger Sub I held by BridgeBio Pharma LLC immediately prior to the consummation of the Initial Merger were converted into shares of the Surviving Corporation in the Mergers. As a result of the Mergers, BridgeBio now owns all of the outstanding shares of common stock of the Surviving Corporation.

Upon the closing of the Mergers, the shares of Eidos Common Stock that were previously listed on the Nasdaq ceased trading on, and were delisted from the Nasdaq. The shares of Eidos Common Stock will subsequently be deregistered under the Securities Exchange Act of 1934, as amended.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1 and is incorporated herein by reference.

Except as set forth in this Schedule 13D, BridgeBio does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by restating the items disclosed under (a) – (c) thereof as follows:

As a result of the Mergers described in Item 4 (which Item 4 is incorporated herein by reference), BridgeBio owns all of the outstanding shares of Eidos Common Stock (which were converted into shares of the Surviving Corporation as a result of the Mergers). Because the registration of the Eidos Common Stock will be terminated, shares of Eidos Common Stock held by BridgeBio and its subsidiaries will no longer be subject to reporting under Section 13(d) of the Exchange Act. Consequently, this Amendment constitutes an exit filing for BridgeBio.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of October 5, 2020, by and among Eidos Therapeutics, Inc., BridgeBio Pharma, Inc., Globe Merger Sub I, Inc. and Globe Merger Sub II, Inc. (incorporated by reference to BridgeBio’s Schedule 13D/A filed on October 5, 2020)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2021

BridgeBio Pharma, Inc.

By:	/s/ Brian Stephenson
Name:	Brian Stephenson
Title:	Chief Financial Officer